Exhibit 99.1

2005 Half year report
Meeting
global needs
for minerals and metals

Record earnings from strong operational performance and markets

•	First half underlying earnings of $2,087 million were more than double those of the first half of 2004 ($993 million).

•	First half net earnings were $2,165 million (first half 2004 $1,611 million).

•	Cashflow from operations was a record $3,421 million, 69 per cent higher than that of the first half of 2004.

•	Consistent operational performance enabled record volumes of most products to be delivered into strong markets. Higher prices increased underlying earnings by $1,004 million and higher volumes by $460 million.

•	Construction of the major rail and port infrastructure expansion for the Western Australian iron ore operations remains on track. Commissioning of the port expansion has commenced and will progress through the second half of the year.

•	An agreement to form a joint venture to develop the Hope Downs iron ore deposits further strengthens Rio Tinto’s position as the prime supplier of iron ore from Australia.

•	Approval for the construction of a new ilmenite operation in Madagascar and the associated upgrade of existing processing facilities in Canada was also announced on 3 August 2005.

•	In addition to the increased 2004 final dividend, shareholders benefited from the return of $774 million through the successful completion of Rio Tinto Limited’s off-market buyback. As a result, over half of the $1.5 billion capital management programme was completed within three months of its announcement, on favourable terms.

Financial summary

Six months to 30 June (All dollars are US$ unless otherwise stated)	2005	2004	Change

Underlying earnings	2,087m	993m	+110%
Net earnings	2,165m	1,611m	+34%
Cash flow from operations (incl. associate and JV dividends)	3,421m	2,020m	+69%
Underlying earnings per share – US cents	152.0	72.0	+111%
Earnings per share – US cents	157.6	116.8	+35%

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com
Many of the Group’s publications may be downloaded in their entirety and a webcast of the presentation of Rio Tinto’s 2005 half year results is also available.

Chairman’s comments

Very good operational performance across all our businesses enabled us to capitalise on the strong markets we experienced for our products. As a result, cash flows and earnings were at record levels. Cash flow from operations, including dividends from associates and joint ventures, was $3,421 million.
     Our top priority for the application of this strong cash flow remains the investment in value creating opportunities like Hope Downs and the ilmenite project in Madagascar. Reflecting our ability to develop investment options from our existing portfolio, capital expenditure in the first half of the year was over $1 billion and is likely to be higher in the second half.
     We are committed to efficient capital management in the interests of shareholders. The strength of our cash flow enables us to continue to return excess capital to shareholders while maintaining the flexibility to take advantage of opportunities as they arise. In February, we announced our intention to return $1.5 billion of capital to shareholders before the end of 2006 and, with the completion of the off-market buy back in May 2005, we have already returned over half this amount.
     Although the rate of growth in the major economies slowed somewhat in the first half of this year, we are still seeing strong markets for our products. In particular, demand from China remains strong. Low inventories and the time lag in the supply side response to increasing demand is likely to keep markets tight in the short to medium term. In the meantime, we continue to work on driving world class performance in all of our businesses to strengthen our long term competitive position.

Paul Skinner  Chairman

Chief executive’s comments

Our operations have continued to respond well to the opportunities and challenges that strong markets bring and maximisation of production has been the priority across most of the business. Many of our operations produced record volumes. The ramp-up of the new Comalco Alumina Refinery which began late last year continued through the first half of 2005 and we completed the expansion of our upgraded slag (UGS) plant in Quebec.
     This is a challenging time to be undertaking major construction projects as the market for mining related materials, equipment and skills is particularly competitive. Notwithstanding this, we will be progressively commissioning the major expansion of our Dampier port in the Pilbara, Western Australia as scheduled during the second half of the year and the project remains on budget.
     In the first half of this year we committed a further $290 million to the expansion of existing Hamersley Iron mines in Western Australia. We also revised the scope of the Hail Creek expansion to facilitate further expansions beyond eight million tonnes in line with market demand and available infrastructure capacity.
     As well as developing opportunities from within our existing portfolio, we also search for opportunities to create value for our shareholders through acquisitions and alliances. The agreement to form a joint venture to develop the Hope Downs iron ore deposits, which we announced at the beginning of July, brings an excellent resource to the Group. The development of the project will strengthen Rio Tinto’s position as Australia’s prime supplier of iron ore.
     We have a number of projects in the advanced study phase. The development of one such project, the QMM ilmenite project in Madagascar and Canada, was announced on 3 August 2005. This project, which will enhance our leadership position in this industry, will provide the catalyst for the broader economic development of one of the poorest regions of Madagascar. In addition to creating value for our shareholders, it gives us the opportunity to demonstrate the contribution that mining can make to sustainable development through the successful integration of financial, environmental and community objectives.

Leigh Clifford  Chief executive

“Our top priority for the application of this strong cash flow remains the investment in value creating opportunities”

“Our operations have continued to respond well to the opportunities and challenges that strong markets bring”

Rio Tinto 2005 Half year report	1

Net earnings and underlying earnings

In order to provide insight into the underlying performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Six months ended 30 June	2005	2004
	US$m	US$m

Underlying earnings	2,087	993
Items excluded from underlying earnings
Profits on disposals of interests in businesses	89	875
Impairment charge	–	(160)
Effect of exchange on US dollar debt and intragroup balances	9	(89)
Mark to market of derivatives not qualifying as hedges	(20)	(8)

Net earnings	2,165	1,611

Commentary on the Group financial results

Underlying earnings of $2,087 million and net earnings of $2,165 million were $1,094 million and $554 million above the comparable measures for the first half of 2004. The principal factors explaining the increases are set out in the table below.

Six months ended 30 June		Underlying	Net
		earnings	earnings
		US$m	US$m

First half 2004		993	1,611

Prices	1,004
Exchange rates	(85)
Inflation	(73)

Volumes	460
Costs	(185)
Other	(27)

		1,094	1,094

Profits on disposals of interests in businesses			(786)
Impairment charge			160
Effect of exchange on US dollar debt and intragroup balances			98
Mark to market of derivatives not qualifying as hedges			(12)

First half 2005		2,087	2,165

Prices and exchange rates
Prices for the major products were significantly above those experienced in 2004. Compared with the first half of 2004 average copper prices were 21 per cent higher and average aluminium prices 12 per cent higher. The strength of the global iron ore market was reflected in the 71.5 per cent increase in the benchmark price, which was mainly effective from 1 April 2005. The seaborne thermal and coking coal markets were also strong.
     Molybdenum prices, which have generally been below $5/lb over the last decade, averaged over $30/lb in the first half of 2005.
     The US dollar was generally weaker than in the first half of 2004 relative to the currencies in which the Group incurs the majority of its costs. The Australian dollar was five per cent stronger, the Canadian dollar was eight per cent stronger and the South African rand seven per cent stronger. The effect of this was to reduce underlying earnings relative to the first half of 2004 by $85 million.

Volumes
Higher sales volumes increased earnings by $460 million compared with the first half of 2004. The ramp-up of new projects in iron ore (Eastern Range mine and Yandicoogina expansion), coking coal (Hail Creek) and alumina (CAR) all contributed higher volumes. To take advantage of the strong market for molybdenum, the mine sequencing at Kennecott Utah Copper was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, almost tripled production volume. Production of copper and gold from the Grasberg mine was also significantly above that of the first half of 2004.

Costs
Excluding the effects of inflation, higher costs reduced earnings by $185 million. Of this, $60 million was due to higher energy costs. Strong markets create cyclical cost pressures in the industry and operations continued to experience higher prices for skilled labour, steel, rubber, explosives, freight and other mining related supplies. Costs at Kennecott Utah Copper were also affected by a scheduled 17 day smelter maintenance shutdown. Port congestion at Dalrymple Bay resulted in higher demurrage charges.

Tax
The effective tax rate on underlying earnings, including associates and jointly controlled entities, was 30.1 per cent compared to 30.5 per cent in the first half of 2004.

2	Rio Tinto 2005 Half year report

Other
The net after tax interest expense was $12 million lower than in the first half of 2004 due to lower levels of net debt. First half 2004 underlying earnings included $52 million from businesses that have since been sold.

Items excluded from underlying earnings
In the first half of 2005 the net profit on the disposal of interests in businesses was $89 million relating mainly to the sale of Rio Tinto’s interest in the Labrador Iron Ore Royalty Income Fund. Disposals in the first half of 2004, principally the holding in Freeport-McMoRan Copper & Gold, resulted in gains of $875 million.
     Net earnings for the first half of 2004 included an impairment of $160 million relating to the Colowyo coal operation. There were no such items in the first half of 2005.
     Exchange gains and losses on US dollar debt that are recorded in the US dollar income statement and gains and losses on derivative contracts that do not qualify as hedges under IFRS are excluded from underlying earnings. Neither of these items were significant in either the first half of 2004 or the first half of 2005.

Cash flow
Cash flow from operations, including dividends from equity accounted joint ventures and associated companies, was a record $3,421 million, 69 per cent higher than the first half of 2004. Net working capital levels improved with days inventories and receivables both continuing to fall.
     The Group’s investment in the business continued. Purchase of property, plant and equipment of $1,110 million included the major port and rail infrastructure expansion in Western Australia, initial expenditure on the construction of a new dike at Diavik and payments in respect of North Jacobs Ranch coal reserves by Kennecott Energy.
     Dividends paid in the first half of 2005 of $622 million were $158 million higher than dividends paid in the first half of 2004. To reflect the increased capital base of the Group following a period of investment, dividends were increased by 20 per cent in 2004. Shareholders also benefited from the off-market buy back of Rio Tinto Limited shares ($774 million). This represents over half of the $1.5 billion capital management programme announced on 3 February 2005.

Balance sheet
The balance sheet strengthened during the period. Net debt reduced by $368 million to $3,451 million. Debt to total capital fell to 21 per cent and interest cover strengthened to 39 times.
     In the first half of 2005, net assets increased by $689 million. The profit for the period was $1,569 million greater than dividends paid. The Rio Tinto Limited share buyback reduced shareholders’ equity by $774 million.
     The adoption of IAS 39 (“Financial Instruments: Recognition and Measurement”) resulted in an increase of $109 million in net assets, less than one per cent of the total. This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which were not previously recognised under IFRS.

IFRS
These financial results have been prepared in accordance with accounting policies which are consistent with International Financial Reporting Standards (IFRS). Presentation materials explaining in detail the effects of the transition to IFRS on the financial reporting of Rio Tinto were released on 5 May 2005 and are available on the Rio Tinto website (www.riotinto.com). IFRS is continuing to evolve through the issue and/or endorsement of new Standards and Interpretations and developments in the application of recently issued standards. For that reason, the basis of preparation and the accounting policies applied in preparing the information in this release may require adjustment before the Group issues its first complete set of IFRS financial statements.

IFRS defines Profit for the period reported in the income statement inclusive of earnings attributable to outside shareholders in subsidiaries. For the first half of 2005, the Profit for the period was $2,263 million (2004 first half $1,623 million) of which $98 million (2004 first half $12 million) was attributable to outside shareholders, leaving $2,165 million (2004 first half $1,611 million) of net earnings attributable to Rio Tinto shareholders. Both net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends
Dividends are determined in US dollars. The interim dividend is set at one half of the total dividends for the previous year. Therefore, interim dividends equivalent to 38.5 US cents per share (2004: 32.0 US cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.
     Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Monday 1 August 2005.
     Rio Tinto plc shareholders will be paid an interim dividend of 21.75 pence per ordinary share (2004: 17.54 pence per share). Rio Tinto Limited shareholders will be paid an interim dividend of 50.56 Australian cents per ordinary share (2004: 45.53 Australian cents per share), which will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
     The respective dividends will be paid on Thursday 8 September 2005 to Rio Tinto plc shareholders on the register at the close of business on Friday 12 August 2005 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 16 August 2005. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 10 August 2005. Dividends will be paid to Rio Tinto ADR holders on Friday 9 September 2005.
     As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 17 August 2005.

By order of the board	By order of the board

Anette Lawless	Stephen Consedine
Secretary	Secretary
Rio Tinto plc	Rio Tinto Limited
3 August 2005	3 August 2005

Rio Tinto 2005 Half year report	3

Rio Tinto financial information by business unit

Six months ended 30 June				Gross turnover (a)		EBITDA (b)		Net earnings (c)

		Rio Tinto
US$ millions		interest %		2005	2004	2005	2004	2005	2004

Iron Ore	Hamersley (inc. HIsmelt®)	100.0		1,425	840	766	348	474	179
	Robe River	53.0		477	270	302	146	145	59
	Iron Ore Company of Canada	58.7		422	238	207	49	67	14
	Rio Tinto Brasil	(d	)	19	53	–	20	(5)	5

				2,343	1,401	1,275	563	681	257

Energy	Kennecott Energy	100.0		578	540	135	141	68	80
	Rio Tinto Coal Australia	100.0		1,065	691	441	191	228	72
	Rössing	68.6		60	48	11	11	1	–
	Energy Resources of Australia	68.4		98	72	41	28	10	5

				1,801	1,351	628	371	307	157

Industrial Minerals				1,208	943	313	251	124	88

Aluminium		(e	)	1,383	1,119	416	323	203	162

Copper	Kennecott Utah Copper	100.0		966	520	663	247	465	151
	Escondida	30.0		538	461	378	315	219	182
	Freeport	(f	)	–	43	–	7	–	(4)
	Grasberg joint venture	(g	)	254	47	167	6	85	(8)
	Palabora	49.2		168	152	28	(6)	6	(9)
	Kennecott Minerals	100.0		139	130	72	68	42	43
	Other copper	(h	)	65	124	35	63	17	39

				2,130	1,477	1,343	700	834	394

Diamonds	Argyle	100.0		246	195	107	69	40	36
	Diavik	60.0		186	170	136	129	50	54
	Murowa	78.0		22	–	14	–	9	–

				454	365	257	198	99	90

Other operations				65	94	29	38	7	11

				9,384	6,750	4,261	2,444	2,255	1,159
Other items				55	55	(134)	(105)	(78)	(74)
Exploration and evaluation						(64)	(55)	(59)	(49)
Net interest								(31)	(43)

Underlying earnings						4,063	2,284	2,087	993
Items excluded from underlying earnings						98	865	78	618

Total				9,439	6,805	4,161	3,149	2,165	1,611

Depreciation and amortisation in subsidiaries						(660)	(566)
Impairment charges						–	(150)
Depreciation and amortisation in jointly controlled entities and associates						(112)	(109)
Taxation and finance items in jointly controlled entities and associates						(168)	(161)

Profit before finance costs and tax						3,221	2,163

References above are to notes on page 28

4	Rio Tinto 2005 Half year report

Rio Tinto financial information by business unit continued

Six months ended 30 June

				Capital	Depreciation &		Operating assets (m)
			expenditure (k)		amortisation (l)

US$ millions		Rio Tinto interest %	2005	2004	2005	2004	2005	2004

Iron Ore	Hamersley (inc. HIsmelt®)	100.0	431	329	81	83	2,388	1,680
	Robe River	53.0	87	37	44	41	1,601	1,448
	Iron Ore Company of Canada	58.7	25	12	22	17	466	470
	Rio Tinto Brasil	(d)	21	6	2	3	68	86

			564	384	149	144	4,523	3,684

Energy	Kennecott Energy	100.0	123	96	40	51	894	810
	Rio Tinto Coal Australia	100.0	46	25	76	80	1,264	1,244
	Rössing	68.6	–	1	8	8	45	52
	Energy Resources of Australia	68.4	9	2	19	14	161	166

			178	124	143	153	2,364	2,272

Industrial Minerals			107	73	84	85	2,212	2,051

Aluminium		(e)	102	258	120	79	3,463	2,958

Copper	Kennecott Utah Copper	100.0	64	26	65	46	1,108	1,149
	Escondida	30.0	118	36	32	25	661	477
	Freeport	(f)	–	–	–	3	–	–
	Grasberg joint venture	(g)	26	16	21	19	348	378
	Palabora	49.2	7	19	15	22	322	472
	Kennecott Minerals	100.0	19	13	19	17	132	114
	Other copper	(h)	9	38	15	15	182	159

			243	148	167	147	2,753	2,749

Diamonds	Argyle	100.0	27	47	46	16	610	531
	Diavik	60.0	53	25	39	31	575	591
	Murowa	78.0	2	8	3	–	16	10

			82	80	88	47	1,201	1,132

Other operations			7	7	15	14	230	211

			1,283	1,074	766	669	16,746	15,057
Other items			10	4	5	155	(771)	(613)
Exploration and evaluation			–	–	1	1	18	23
Less: jointly controlled entities and associates			(191)	(55)	(112)	(109)

Total			1,102	1,023	660	716	15,993	14,467

Less: net debt							(3,451)	(4,553)

Total shareholders’ equity							12,542	9,914

References above are to notes on page 28

Rio Tinto 2005 Half year report	5

Review of operations

Comparison of underlying earnings
First half underlying earnings of $2,087 million were $1,094 million above the first half underlying earnings of 2004. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m

First half 2004 underlying earnings	993
Iron ore	424
Energy	150
Industrial Minerals	36
Aluminium	41
Copper	440
Diamonds	9
Other operations	(4)
Exploration and evaluation	(10)
Interest	12
Other	(4)

First half 2005 underlying earnings	2,087

IRON ORE

	First half 2005	First half 2004	Change	Full year 2004

Production (million tonnes)	59.8	51.5	+16%	107.8

Gross turnover ($ millions)	2,343	1,401	+67%	3,009
Underlying earnings ($ millions)	681	257	+165%	565
EBITDA ($ millions)	1,275	563	+126%	1,176
Capital expenditure ($ millions)	564	384		935

The above figures include Rio Tinto Brasil which was previously reported as part of the Copper product group. Comparative data has been adjusted accordingly.

Market conditions
Global demand for iron ore remained strong throughout the first half of 2005. The strength of the market was reflected in the increase in the benchmark price of 71.5 per cent for the 2005 contract year.
     Brownfield mine expansions at Tom Price, Marandoo and Nammuldi were announced in April 2005 to add to the extensive mine, rail and port expansion, construction of which is now well advanced. In July 2005 an agreement to form a joint venture with Hancock Prospecting for the development of the Hope Downs project was announced. This will further strengthen Rio Tinto’s position as the prime supplier of iron ore from Australia.

Hamersley
First half 2005 underlying earnings of $474 million were $295 million above the first half of 2004. Hamersley achieved record shipments in the first half of 2005. Commissioning of the major port expansion commenced and will continue progressively through the second half of the year.
     Hamersley’s first half underlying earnings include a net loss of $4 million for HIsmelt® (First half 2004 $5 million net loss) due to scheduled pre-production and marketing costs. Construction has been completed and the operations phase began in April 2005. First hot metal was produced in June 2005. Reflecting the innovative nature of the technology, full production is expected to be reached over a three year ramp-up period.

Robe River
First half underlying earnings of $145 million were $86 million above the first half of 2005. First half production was four per cent above the first half of 2004 although May shipments were affected by heavy rain at Cape Lambert, and West Angelas production was affected by a planned two week shutdown as part of the expansion of capacity to 25 million tonnes per annum. The rail duplication is proceeding on schedule.

Iron Ore Company of Canada
Underlying earnings of $67 million were $53 million above the first half of 2004. Improved employee productivity under the new collective agreement and improved plant availability resulted in record first half pellet production, nine per cent above the first half of 2004.

Rio Tinto Brasil
Rio Tinto Brasil made an underlying loss of $5 million in the first half of 2005 compared with a net profit of $5 million in the first half of 2004, principally due to the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in December 2004 and some one-off tax provisions in the first half of 2005.

ENERGY

	First half 2005	First half 2004	Change	Full year 2004

Production
Coal (million tonnes)
– Hard coking coal	3.9	3.3	+18%	6.8
– Other Australian	15.3	15.9	-4%	32.9
– US	58.2	56.3	+3%	117.7
Uranium (tonnes)	2,945	2,788	+6%	5,974

Gross turnover ($ millions)	1,801	1,351	+33%	3,008
Underlying earnings ($ millions)	307	157	+96%	431
EBITDA ($ millions)	628	371	+69%	912
Capital expenditure ($ millions)	178	124		244

US Coal – Kennecott Energy
US coal production increased by approximately one per cent in the first half of 2005 in line with the increase in US power generation. However, western coal including that from the Powder River Basin gained market share over eastern production.
     Kennecott Energy’s first half 2005 underlying earnings of $68 million were $12 million below the first half of 2004. Second quarter production was marginally below the first quarter of the year as shipments were disrupted by two train derailments on the main line in May in addition to ongoing railroad maintenance. Increased railroad maintenance, which is expected to continue through the summer and possibly later into the year, will adversely affect Powder River Basin coal shipments. Earnings were adversely affected by higher fuel costs.
     Approval was given for the expansion of Antelope mine and development of the West Antelope reserves. At a capital cost of US$87 million, this will optimise the usage of the current facilities and enable production to increase in line with market demand.

Asia Pacific seaborne coal markets
The global coking coal market has been strong, driven largely by increased Chinese steel production. With export thermal coal volumes from Australia and South Africa constrained by infrastructure, the partial withdrawal of Chinese supply from the export thermal coal market has been balanced by increased Indonesian and Colombian supply with the result that prices have remained relatively stable during the half.

Rio Tinto Coal Australia
Underlying earnings of $228 million were $156 million above the first half of 2004, reflecting both higher prices and volumes.
     Available port and rail capacity constrained export shipments from the Australian coal operations. In March 2005, the ship queue at Dalrymple Bay Coal Terminal peaked at over 54 vessels with a consequent impact on demurrage. A queue management system was successfully implemented from late April, although it was only in the latter part of the period that the vessel queue reduced significantly.
     At the port of Newcastle, the capacity balancing system that has been in place for over a year remained effective at reducing demurrage charges although the queue reached over 30 vessels in June as producers scheduled shipments to meet quarterly allocations.
     Production volumes reflected both the effects of shipping constraints and the normal variation in line with the mining sequence.
     The Rio Tinto Board approved an enhanced Hail Creek expansion project in the first quarter. The expanded capacity of the project will remain at eight million tonnes per annum, but the enhancement will allow further expansions in line with market demand and port and rail capacity. The revised capital expenditure for the increase in annual capacity from six million tonnes to eight million tonnes, reflecting both the scope change and an increase due to cyclical material and labour cost pressures, is $223 million.

6	Rio Tinto 2005 Half year report

Uranium markets
The further reduction of excess inventory has continued to push spot prices up to the $30/lb level. The lead time for significant new capacity from mines will be at least five years which is expected to keep prices firm in the short to medium term. As sentiment towards nuclear generation of power begins to change and China commits to a nuclear generation investment programme, the longer term outlook for uranium demand looks better than it has done for several years.

Rössing
Underlying earnings of $1 million were $1 million above the first half of 2004. Work continues on extending operations beyond the life of the existing open pit.

Energy Resources Australia
Underlying earnings of $10 million were $5 million above the first half of 2004 due to both higher volumes and prices.

INDUSTRIAL MINERALS

	First half 2005	First half 2004	Change	Full year 2004

Production
Borates (000 tonnes)	268	275	-2%	565
Titanium dioxide (000 tonnes)	649	577	+12%	1,192
Salt (000 tonnes)	2,776	2,390	+16%	4,792
Talc (000 tonnes)	720	717	+0%	1,443

Gross turnover ($ millions)	1,208	943	+28%	2,126
Underlying earnings ($ millions)
Rio Tinto Borax	32	43	-26%	93
Rio Tinto Iron & Titanium	72	28	+157%	116
Dampier Salt	9	5	+80%	13
Luzenac	11	12	-8%	21
	124	88	+41%	243
EBITDA ($ millions)	313	251	+25%	554
Capital expenditure ($ millions)	107	73		248

Rio Tinto Borax
Underlying earnings of $32 million were $11 million below the first half of 2004. First quarter borates production was affected by unusually wet weather at the Boron mine which also adversely affected mining costs for a prolonged period. Costs were also adversely affected by higher diesel, natural gas and raw materials prices. Sales into Asia were particularly strong.

Rio Tinto Iron & Titanium
Underlying earnings of $72 million were $44 million above the first half of 2004. Improvement in pigment markets flowed through into strong demand for chloride feedstocks and QIT’s upgraded slag (UGS) product. The expansion of the UGS was completed on time and is being ramped-up to full capacity. Demand was also generally strong for Rio Tinto Iron & Titanium’s co-products although the iron and steel markets softened somewhat towards the end of the half.
     The Board has recently approved the construction of a new ilmenite project in Madagascar. The project will involve the construction of a dredging operation and port in Madagascar at a cost of $585 million and the enhancement of existing smelting facilities in Sorel, Canada at a cost of $190 million. First production is expected towards the end of 2008 and the initial capacity, all of which will be smelted in Sorel, will be 750,000 tonnes per year of ilmenite. The final product will be a new, high quality chloride slag with 91 per cent titanium dioxide content.

Dampier Salt
Underlying earnings of $9 million were $4 million above the first half of 2004. The North Shore project, which will optimise production across the three sites, was completed in the first half of the year.

Luzenac
Underlying earnings of $11 million were $1 million below the first half of 2004. Increased sales to the polymer market were counteracted by higher freight and energy costs and the adverse effects of exchange rate movements.

ALUMINIUM

	First half	First half	Change	Full year
	2005	2004		2004

Production
Bauxite (000 tonnes)	7,117	6,339	+12%	12,828
Alumina (000 tonnes)	1,490	1,030	+45%	2,231
Aluminium (000 tonnes)	421.6	417.1	+1%	836.5

Gross turnover ($ millions)	1,383	1,119	+24%	2,356
Underlying earnings ($ millions)	203	162	+25%	331
EBITDA ($ millions)	416	323	+29%	688
Capital expenditure ($ millions)	102	258		505

Prices
The average aluminium price of 84c/lb was 12 per cent above the first half 2004 average price. The alumina market remained tight and spot prices continued to trade at over $400 per tonne. These, together with the effects of other price movements, increased earnings by $89 million.

Bauxite
Bauxite production was 12 per cent above the first half of 2004 in order to supply the new Comalco Alumina Refinery (CAR). The higher production was aided by the NeWeipa mine expansion which was completed in the second half of 2004.

Alumina
The ramp up of CAR is progressing well with 425,000 tonnes produced in the first half of 2005. The production processes at both Eurallumina and QAL were stable. First half production from QAL was a half year record and production from Eurallumina was only marginally below the record level achieved in the second half of 2004. Overall first half alumina production was up 45 per cent compared to the first half of 2004. Production costs were adversely affected by higher caustic soda prices, higher internal freight costs and higher fuel costs.

Aluminium
All of the aluminium smelters operated consistently at, or near, capacity. Earnings were adversely affected by higher average power and other input costs, partly offset by the benefits from stable operations and the Six Sigma improvement programme.

COPPER

	First half	First half	Change	Full year
	2005	2004		2004

Production
Mined copper (000 tonnes)	378.3	373.4	+1%	753.1
Refined copper (000 tonnes)	139.8	169.0	-17%	332.6
Mined molybdenum (000 tonnes)	7.1	2.5	+184%	6.8
Mined gold (000 oz)	809	570	+42%	1,164

Gross turnover ($ millions)	2,130	1,477	+44%	3,033
Underlying earnings ($ millions)	834	394	+112%	860
EBITDA ($ millions)	1,343	700	+92%	1,503
Capital expenditure ($ millions)	243	148		326

Kennecott Utah Copper
Underlying earnings of $465 million were $314 million higher than the first half of 2004. In order to take advantage of the strong market for molybdenum, mine sequencing was optimised to maximise molybdenum production and hence copper concentrate production was lower than in the first half of 2004. Both gold and molybdenum grades were significantly above the first half of 2004. An expansion of the molybdenum plant, which is designed to increase recoveries, was completed in June 2005.
     The smelter was shut down for 17 days in the second quarter for scheduled maintenance, which adversely affected production of both refined copper and gold. By the end of June, the smelter had returned to full production.

Rio Tinto 2005 Half year report	7

Review of operations continued

Escondida
Underlying earnings of $219 million were $37 million above the first half of 2004. Mined copper production was marginally below the first half reflecting variations in grade due to mine sequencing. Mill throughput continued to increase, resulting in improved daily production rates.

Grasberg joint venture
Underlying earnings of $85 million were $93 million above the first half of 2004, excluding the earnings attributable to Rio Tinto’s holding in Freeport-McMoRan Copper & Gold prior to its disposal in March 2004. Both copper and gold production at the Grasberg mine were significantly above the first half of 2004 when efforts were focused on the recovery from the 2003 material slippage.

Kennecott Minerals
Underlying earnings of $42 million were $1 million below the first half of 2004. The effects of higher gold prices were offset by higher costs and lower sales volumes from Cortez due to lower grades.

Palabora
Underlying earnings of $6 million compare with an underlying loss of $9 million in the first half of 2004. The underground mine production exceeded its nameplate capacity of 30,000 tonnes per day in May and June. Earnings also benefited from lower operating costs following the business review in the second half of 2004.

Northparkes
Underlying earnings of $17 million were $6 million above the first half of 2004. Copper production was 71 per cent higher as the new Lift 2 block cave ramped-up to full capacity. Nameplate capacity was reached in June 2005.

Other
Rio Tinto’s interests in Somincor, Morro do Ouro and Zinkgruvan which were reported in the Copper product group, were sold during 2004. Rio Tinto Brasil and Kennecott Land, which previously reported in the Copper product group now report in the Iron Ore product group and Other Operations respectively. Comparative data has been adjusted accordingly.

DIAMONDS

	First half	First half	Change	Full year
	2005	2004		2004

Production
Diamonds (000 carats)
Argyle	18,057	6,282	+187%	20,620
Diavik	2,558	2,286	+12%	4,545

Gross turnover ($ millions)	454	365	+24%	744
Underlying earnings ($ millions)	99	90	+10%	188
EBITDA ($ millions)	257	198	+30%	419
Capital expenditure ($ millions)	82	80		152

Diamond markets
Due to a strong US jewellery market, demand for rough diamonds, particularly smaller and larger stones, continued to increase through the first half of 2005. This resulted in price rises for Argyle and Diavik production. Polished prices continued to increase at the wholesale level.

Diavik
Underlying earnings of $50 million were $4 million below the first half of 2004. The effect of the weaker US dollar offset the benefit from higher prices.

Argyle
Underlying earnings of $40 million were $4 million above the first half of 2004. Production at Argyle returned to more normal levels in the second half of 2004 following the tight mining conditions experienced in the first half.
     The Argyle underground feasibility decision on mine closure or further mine development is expected around the end of the year.

Murowa
Underlying earnings from Murowa, which commenced production in the second half of 2004, were $9 million.

OTHER OPERATIONS

	First half	First half	Change	Full year
	2005	2004		2004

Underlying earnings ($ millions)	7	11	-36%	25

Kelian ceased processing ore in February 2005 and the final gold pour was in May 2005.
     At Kennecott Land’s Project Daybreak, land sales started in mid-2004 and will ramp-up over a period of 5-6 years. To date builders have closed on over 400 lots.

EXPLORATION AND EVALUATION

	First half	First half	Change	Full year
	2005	2004		2004

Post-tax charge ($ millions)	59	49	+20%	128

Exploration drilling continued on copper targets in Chile, Turkey, Mexico and in the US. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, Australia and Canada. At La Sampala (nickel, Indonesia), scoping studies are underway.
     Brownfield exploration is under way at a number of Rio Tinto businesses, with notable efforts to expand resources being made in the Pilbara, at KUC, on the Freeport and Cortez joint ventures, at Greens Creek, and at Northparkes.
     Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). Reflecting the positive progress so far in its evaluation and pilot work at Potasio Rio Colorado, Rio Tinto exercised its option over the Potasio Rio Colorado project in July 2005 to take full ownership of the project.

Price and exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

	Average	10 per cent	Effect on full
	price/exchange	change	year underlying
	for the first half 2005		earnings US$m

Copper	1151c/lb	15.1c/lb	195±
Aluminium	84c/lb	8.4c/lb	125±
Gold	$427/oz	$42.7/oz	55±
Molybdenum	$31/lb	$3.1/lb	40±
Australian dollar	77USc	7.7USc	245±
Canadian dollar	81USc	8.1	60±
South African rand	16USc	1.6	20±

8	Rio Tinto 2005 Half year report

Capital projects

Project	Estimated cost	Status/milestones
(100%)

Completed in 2005

Iron ore – HIsmelt® (Rio Tinto 60%) direct iron smelting	$200m	Construction was completed and the operations phase began in
technology. Construction of an 800,000 tonne capacity		April 2005. Full commissioning will take three years. First hot metal
plant in Kwinana, Western Australia.		was produced in June 2005.

Iron ore – Expansion of Yandicoogina mine (Rio Tinto 100%)	$200m	Commissioning ramp-up is progressing well and the plant has been
from 24 million tonnes per annum to 36 million tonnes per annum.		operating at design capacity.

Titanium dioxide – Expansion of Rio Tinto Iron & Titanium’s	$76m	Commissioning started in March 2005 and the plant is ramping up
(Rio Tinto 100%) upgraded slag plant (UGS) from 250,000		to full capacity.
tonnes per annum to 325,000 tonnes per annum.

Ongoing

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) port	$685m	The project is 76% complete and remains on track for completion
capacity to 116 million tonnes per annum.		by the end of 2005.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail	$200m	The project is 63% complete and track laying is on schedule.
capacity including completion of dual tracking of 100 km
mainline section.

Iron ore – Expansion of West Angelas mine (Rio Tinto 53%)	$105m	At 30 June 2005 construction was 84% complete and project
from 20 million tonnes per annum to 25 million tonnes per annum.		completion is expected in the third quarter of 2005.

Coking coal – Hail Creek (Rio Tinto 82%) Expansion of annual	$223m	A revised project scope, which will facilitate expansions beyond
capacity from 6 million tonnes to 8 million tonnes per annum.		8 million tonnes in line with market demand and port capacity, was approved in the first quarter of 2005.

Copper – Escondida Norte (Rio Tinto 30%). Satellite deposit	$400m	First production is expected in the fourth quarter of 2005.
will provide mill feed to keep Escondida capacity above 1.2 million tonnes per annum to the end of 2008.

Copper – Escondida sulphide leach (Rio Tinto 30%). The	$870m	First production is expected in the second half of 2006.
project will produce 180,000 tonnes per annum of copper
cathode for more than 25 years.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the	$265m	The project was approved in December 2004. Preparatory work
A418 dike, and funding for further study of the viability of		has commenced for the construction of the A418 dike. Construction
underground mining, including the construction of an exploratory		of the exploratory decline has commenced. First production from
decline.		the A418 pit will be in 2008.

Recently approved

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1	$170m	The project was approved in February 2005 and work on the
pushback. The project extends the life of the open pit to 2017		pushback has commenced.
while retaining options for further underground or open pit mining thereafter.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of	$775m	The project was approved in August 2005 and first production is
a greenfield ilmenite operation in Madagascar and associated		expected in late 2008.
upgrade of processing facilities at QIT.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Tom Price	$290m	Approved in April 2005, commissioning is expected to commence
and Marandoo mines and construction of new mine capacity at		from early 2006.
Nammuldi.

Divestments
The sale of Rio Tinto’s holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) for cash consideration of $130 million was completed in the first quarter of 2005. LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, the Iron Ore Company of Canada (IOC). The transaction has no effect on Rio Tinto’s 59 per cent interest in IOC.

Rio Tinto 2005 Half year report	9

Directors’ report for the half year ended 30 June 2005

Review of operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2005 and likely future developments are given on pages 6 to 9.

Directors
The Directors serving during the period were:

Chairman
Paul Skinner (notes b and d)

Executive directors
Leigh Clifford, Chief executive
Guy Elliott, Finance director

Non executive directors
Sir Richard Sykes, Senior independent director (note c)
Ashton Calvert (notes b and d)
Sir David Clementi (notes a and c)
Vivienne Cox (note a)
Richard Goodmanson (notes c and d)
Andrew Gould (notes a and c)
Lord Kerr (notes a and d)
David Mayhew (note b)

Robert Adams died at his home on 27 January 2005. He had served as an executive director of Rio Tinto plc since 1991 and Rio Tinto Limited since 1995.
     Sir Richard Giordano, who served as a non executive director of Rio Tinto plc since 1992 and Rio Tinto Limited since 1995, Leon Davis, who served as director of Rio Tinto Limited since 1994 and Rio Tinto plc from 1991 to 1994 and again since 1995, and John Morschel, who served as a non executive director of Rio Tinto since 1998, retired with effect from the conclusion of the Rio Tinto Limited annual general meeting on 29 April 2005.
     No directors were appointed between 30 June 2005 and the date of this report. The directors in office at 30 June 2005 remained in office at the date of this report.

Notes
a) Audit committee
b) Nominations committee
c) Remuneration committee
d) Committee on social and environmental accountability

Dividends
Full details of dividends are given on page 3.

Corporate governance
Rio Tinto is committed to high standards of corporate governance, for which the directors are accountable to shareholders. Rio Tinto plc and Rio Tinto Limited have adopted a common approach to corporate governance. Both Companies have, for the period under review, applied the principles of good governance contained in Section 1 of the Combined Code appended to the FSA Listing Rules and have complied with the Australian Stock Exchange’s Best Practice Corporate Governance Guidelines.

The directors have established four committees, the Audit committee, the Remuneration committee, the Nominations committee and the Committee on social and environmental accountability, all of which are fundamental to good corporate governance in the Group. Regular reports of committee business and activities are given to the boards and minutes are circulated to all directors. No executive directors are members of any of the Committees, whose membership are shown above.
     Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities. The policy, which has been placed on the Rio Tinto website, is no less stringent than the Model Code contained in the FSA Listing Rules. Directors and employees are prohibited from dealing in Rio Tinto securities when in possession of price sensitive information. Directors and certain employees are prohibited from dealing during the ‘close periods’, which are the periods of up to two months before a profit announcement, and at any time on considerations of a short-term nature.
     The directors are required by UK and Australian company law to prepare financial statements for each financial period. These must give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.

Internal control
The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process is reviewed annually by the directors and accords with the guidance set out in Guidance on Internal Control (The Turnbull Guidance).

Auditor’s independence declaration
PricewaterhouseCoopers in Australia are the auditors of Rio Tinto Limited. Their Auditor’s independence declaration has been provided to directors and a copy is set out on page 27.

The Directors’ report is made in accordance with a resolution of the board.

Leigh Clifford
Chief executive

Guy Elliott
Finance director

3 August 2005

10	Rio Tinto 2005 Half year report

Group income statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2005	2004	2004
	US$m	US$m	US$m

Gross turnover (including share of jointly controlled entities and associates)	9,439	6,805	14,530
Share of jointly controlled entities’ and associates’ turnover	(768)	(787)	(1,576)

Consolidated turnover	8,671	6,018	12,954
Operating costs (excluding impairment charges)	(5,823)	(4,846)	(10,249)
Impairment charges (a)	–	(160)	(558)
Profit on disposal of interests in businesses and investments (b)	98	875	1,180

Operating profit	2,946	1,887	3,327
Share of profit after tax of jointly controlled entities and associates	275	276	523

Profit before finance items and taxation	3,221	2,163	3,850

Finance items
Exchange (losses)/gains on external debt and intragroup balances	(14)	(191)	119
(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(27)	(9)	16
Interest receivable	23	11	28
Interest payable and similar charges	(84)	(82)	(148)
Amortisation of discount related to provisions	(55)	(41)	(87)

	(157)	(312)	(72)

Profit before taxation	3,064	1,851	3,778

Taxation (a) (b)	(801)	(228)	(613)

Profit for the period	2,263	1,623	3,165

– attributable to outside equity shareholders (a)	98	12	(53)
– attributable to equity shareholders of Rio Tinto (Net earnings)	2,165	1,611	3,218

Basic earnings per ordinary share	157.6c	116.8c	233.3c
Diluted earnings per ordinary share	157.3c	116.7c	232.9c

Dividends per share: paid during the period	45.0c	34.0c	66.0c
Dividends per share: proposed in the announcement of the results for the period	38.5c	32.0c	45.0c

(a)	The tax credit resulting from impairment charges for the year ended 31 December 2004 was US$108 million (half year 2004: nil), and the net charge attributable to outside equity shareholders was US$129 million (half year 2004: nil).
(b)	The net tax charge resulting from profit on disposal of interests in businesses and investments for the six months ended 30 June 2005 was US$9 million (half year 2004: nil year ended 31 December 2004: US$9 million).

Rio Tinto 2005 Half year report	11

Group cash flow statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2005	2004	2004
	US$m	US$m	US$m

Cash flow from consolidated operations	3,167	1,732	3,974

Dividends from jointly controlled entities and associates	254	288	478

Cash flow from operations	3,421	2,020	4,452

Interest received	23	14	28
Interest paid	(90)	(100)	(179)
Dividends paid to outside shareholders	(73)	(24)	(56)
Tax paid	(424)	(543)	(865)

Cash flow from operating activities	2,857	1,367	3,380

Cash flow from investing activities
(Acquisitions) less disposals of subsidiaries, joint ventures & associates	(2)	1,137	1,507
Purchase of property, plant & equipment and intangible assets	(1,110)	(1,028)	(2,256)
Funding of jointly controlled entities and associates	5	–	9
Exploration and evaluation expenditure	(102)	(73)	(190)
Proceeds from sale of property, plant and equipment and intangible assets	8	5	41
Sales less purchases of other investments	94	124	231
Cash flows from non-hedge derivatives not related to net debt	15	78	77

Cash (used in)/from investing activities	(1,092)	243	(581)

Cash flow before financing activities	1,765	1,610	2,799

Cash flow from financing activities
Equity dividends paid to Rio Tinto shareholders	(622)	(464)	(906)
Own shares purchased from Rio Tinto shareholders	(774)	–	–
Net proceeds from issue of ordinary shares in Rio Tinto	52	13	26
Net proceeds from issue of ordinary shares in subsidiaries to outside shareholders	–	–	7
Finance lease principal payments	(73)	(11)	(20)
Net proceeds from issue of new borrowings	179	76	206
Repayment of borrowings	(364)	(1,217)	(2,041)
Cash flows from non-hedge derivatives related to net debt	5	–	–
Cash flows relating to liquid resources not classified as cash and cash equivalents	13	33	23

Cash used in financing activities	(1,584)	(1,570)	(2,705)

Effects of exchange rates on cash and cash equivalents	(6)	(49)	(9)

Net increase/(decrease) in cash and cash equivalents	175	(9)	85

Opening cash and cash equivalents	326	241	241

Closing cash and cash equivalents	501	232	326

Cash flow from consolidated operations
Profit for the period	2,263	1,623	3,165
Taxation	801	228	613
Net interest payable and amortisation of discount	116	112	207
Share of profit after tax of jointly controlled entities and associates	(275)	(276)	(523)
Profit on disposal of interests in businesses and investments	(98)	(875)	(1,180)
Depreciation and amortisation	660	566	1,171
Impairment charges	–	160	558
Exploration and evaluation charged against profit	93	72	190
Provisions	107	67	192
Utilisation of provisions	(111)	(70)	(220)
Change in inventories	(228)	(122)	(217)
Change in trade and other receivables	(180)	(95)	(97)
Change in trade and other payables	(31)	103	234
(Gains)/losses on derivatives not qualifying as hedges	27	9	(16)
Exchange (gains)/losses on external debt and intragroup balances	14	191	(119)
Other items	9	39	16

	3,167	1,732	3,974

12	Rio Tinto 2005 Half year report

Group balance sheet

30 June	30 June		30 June	30 June	31 December
2005	2004		2005	2004	2004
A$m	A$m		US$m	US$m	US$m

		Non-current assets
1,397	1,428	Goodwill	1,062	985	1,075
254	241	Intangible assets	193	166	189
22,527	21,548	Property, plant and equipment	17,121	14,868	16,721
2,722	2,543	Investments in jointly controlled entities and associates	2,069	1,755	2,016
161	188	Loans to jointly controlled entities	122	130	130
58	84	Inventories	44	58	68
933	1,122	Trade and other receivables	709	774	770
16	36	Deferred tax assets	12	25	52
178	180	Tax recoverable	135	124	125
524	487	Derivatives related to net debt	398	336	494
461	361	Other financial assets	350	249	275

29,231	28,218		22,215	19,470	21,915

		Current assets
2,791	2,529	Inventories	2,121	1,745	1,952
63	62	Loans to jointly controlled entities	48	43	46
2,716	2,417	Trade and other receivables	2,064	1,668	1,832
29	35	Tax recoverable	22	24	29
4	6	Derivatives related to net debt	3	4	29
188	270	Other financial assets	143	186	99
–	3	Other liquid resources	–	2	14
741	513	Cash and cash equivalents	563	354	392

6,532	5,835		4,964	4,026	4,393

		Current liabilities
(82)	(177)	Bank overdrafts repayable on demand	(62)	(122)	(66)
(1,084)	(988)	Borrowings	(824)	(682)	(789)
(2,241)	(2,119)	Trade and other payables	(1,703)	(1,462)	(1,753)
(57)	–	Other financial liabilities	(43)	–	–
(516)	(142)	Tax payable	(392)	(98)	(142)
(354)	(335)	Provisions	(269)	(231)	(193)

(4,334)	(3,761)		(3,293)	(2,595)	(2,943)

2,198	2,074	Net current assets	1,671	1,431	1,450

		Non-current liabilities
(4,613)	(6,442)	Borrowings	(3,506)	(4,445)	(3,883)
(1,043)	(964)	Trade and other payables	(793)	(665)	(910)
(30)	–	Derivatives related to net debt	(23)	–	–
(133)	(112)	Tax payable	(101)	(77)	(87)
(2,979)	(2,725)	Deferred tax liabilities	(2,264)	(1,880)	(2,135)
(5,157)	(4,572)	Provisions	(3,919)	(3,155)	(3,759)

(13,955)	(14,815)		(10,606)	(10,222)	(10,774)

17,474	15,477	Net assets	13,280	10,679	12,591

		Capital and reserves
		Share capital
226	249	– Rio Tinto plc	172	172	172
1,384	1,452	– Rio Tinto Limited (excluding Rio Tinto plc interest)	1,052	1,002	1,133
2,436	2,628	Share premium account	1,851	1,813	1,822
339	(517)	Other reserves	258	(357)	432
12,118	10,556	Retained earnings	9,209	7,284	8,318

16,503	14,368	Equity attributable to Rio Tinto shareholders	12,542	9,914	11,877
971	1,109	Attributable to outside equity shareholders	738	765	714

17,474	15,477	Total equity	13,280	10,679	12,591

Rio Tinto 2005 Half year report	13

Group statement of recognised income and expense

	Attributable to shareholders of Rio Tinto	Outside interests	Six months to 30 June 2005 Total	Six months to 30 June 2004 Total	Year to 31 December 2004 Total
	US$m	US$m	US$m	US$m	US$m

Profit for the period	2,165	98	2,263	1,623	3,165
Currency translation adjustment	(269)	(22)	(291)	(508)	489
Cash flow hedge fair value gains	10	2	12	–	–
Gains on available for sale securities	18	1	19	–	–
Cash flow hedge (gains)/losses transferred to the income statement	4	(1)	3	–	–
(Gains)/losses on available for sale securities transferred to the income statement	(76)	–	(76)	–	–
Actuarial gains/(losses) on post retirement benefit plans	52	–	52	11	(153)

Total recognised income for the year	1,904	78	1,982	1,126	3,501

(a)	The amounts above are shown net of tax.

Group statement of changes in equity

	Attributable to shareholders of Rio Tinto	Outside interests	Six months to 30 June 2005 Total	Six months to 30 June 2004 Total	Year to 31 December 2004 Total
	US$m	US$m	US$m	US$m	US$m

Opening balance	11,877	714	12,591	10,023	10,023
Adjustment for adoption of IAS 39	90	19	109	–	–

Opening balance as restated	11,967	733	12,700	10,023	10,023

Total recognised income for the year	1,904	78	1,982	1,126	3,501
Employee share options charged to income statement	14	–	14	10	27
Dividends	(621)	(73)	(694)	(493)	(966)
Subsidiaries disposed of	–	–	–	–	(27)
Own shares purchased from Rio Tinto shareholders	(774)	–	(774)	–	–
Ordinary shares issued	52	–	52	13	33

Closing balance	12,542	738	13,280	10,679	12,591

The adoption of IAS 39 resulted in a US$90 million increase in equity attributable to Rio Tinto shareholders at 1 January 2005. This was net of consequential increases in deferred tax liabilities of US$24 million, and outside equity shareholders’ interests of US$19 million. This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which were not previously recognised under IFRS.
     The major balance sheet line items affected were financial assets: increase of US$287 million, financial liabilities: increase of US$66 million, and borrowings: increase of US$69 million. The net impact on other balance sheet items was a credit of US$19 million.

14	Rio Tinto 2005 Half year report

Reconciliation of net earnings to underlying earnings

	Pre-tax	Taxation	Outside interests	Six months to 30 June 2005 Net amount	Six months to 30 June 2004 Net amount	Year to 31 December 2004 Net amount
Exclusions from underlying earnings				US$m	US$m	US$m

Gains relating to disposal of interests in businesses and investments	98	(9)	–	89	875	1,175
Impairment charges
– Palabora	–	–	–	–	–	(161)
– Colowyo	–	–	–	–	(160)	(160)

	–	–	–	–	(160)	(321)

Exchange differences and derivatives
– Exchange gains/(losses) on external debt and intragroup balances	(14)	12	15	13	(80)	80
– Gains/(losses) on derivatives, not qualifying as hedges	(27)	7	–	(20)	(7)	8
– Gains/(losses) on external debt and derivatives not qualifying as
hedges in jointly controlled entities and associates (net of tax)	(4)			(4)	(10)	4

	(45)	19	15	(11)	(97)	92

Total excluded from underlying earnings	53	10	15	78	618	946

Net earnings	3,064	(801)	(98)	2,165	1,611	3,218

Underlying earnings	3,011	(811)	(113)	2,087	993	2,272

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. The items excluded from Net earnings in arriving at underlying earnings are as follows:

–	Gains and losses arising on the disposal of interests in businesses and undeveloped properties
–	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure
–	Exchange gains and losses on US dollar debt and intragroup balances
–	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts
–	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar
–	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance

Consolidated net debt

	Cash and cash equivalents	Other liquid resources	Borrowings	30 June 2005 Net debt	30 June 2004 Net debt	31 December 2004 Net debt
				US$m	US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	326	14	(4,149)	(3,809)	(5,710)	(5,710)
Adjustment for adoption of IAS 39	–	–	(10)	(10)	–	–

Opening balance as restated	326	14	(4,159)	(3,819)	(5,710)	(5,710)
Adjustment on currency translation	(4)	(1)	61	56	237	(203)
Exchange gains/(losses) charged to the income statement	(2)	–	1	(1)	(207)	161
(Losses) on derivatives related to net debt	(44)			(44)	–	–
Exchange gains/(losses) recognised in reserves	–	–	–	–	(32)	5
Subsidiaries disposed of		–	–	–	–	12
Finance leases raised less repaid		–	9	9	11	20
Cash flow excluding exchange movements	181	(13)	180	348	1,148	1,906

Closing balance	501	–	(3,952)	(3,451)	(4,553)	(3,809)

	Cash and cash equivalents	Other liquid resources	Borrowings	30 June 2005 Net debt	30 June 2004 Net debt	31 December 2004 Net debt
				US$m	US$m	US$m

Reconciliation to balance sheet categories
Non-current		–	(3,506)	(3,506)	(4,445)	(3,883)
Current	563	–	(824)	(261)	(326)	(383)
Bank overdrafts repayable on demand	(62)		–	(62)	(122)	(66)
Derivatives related to net debt: non-current			375	375	336	494
Derivatives related to net debt: current			3	3	4	29

Balances per above	501	–	(3,952)	(3,451)	(4,553)	(3,809)

Rio Tinto 2005 Half year report	15

Primary segmental analysis (by product group)

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 December 2004
	US$m	US$m	US$m

Turnover
Iron ore	2,343	1,401	3,009
Energy	1,719	1,264	2,826
Industrial minerals	1,157	911	2,052
Aluminium	1,383	1,119	2,356
Copper	1,505	827	1,756
Diamonds	454	365	744
Other	110	131	211

Consolidated turnover	8,671	6,018	12,954

Share of jointly controlled entities and associates	768	787	1,576

Gross turnover	9,439	6,805	14,530

Consolidated profit before finance costs and taxation
Iron ore (c)	1,210	419	887
Energy (c) (d)	461	27	455
Industrial minerals	206	158	362
Aluminium (c)	295	211	520
Copper (c) (d)	791	935	1,037
Diamonds	169	151	311
Other (c)	(124)	20	(131)
Exploration and evaluation (c)	(62)	(34)	(114)

Operating profit (segment result)	2,946	1,887	3,327

Share of profit after tax of jointly controlled entities and associates
Copper	250	238	495
Other product groups	25	38	28

	275	276	523

Profit before finance items and taxation	3,221	2,163	3,850

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14 ‘Segment reporting’. The analysis deals with the turnover and profit before finance costs and taxation for subsidiary companies and proportionally consolidated joint ventures. The amounts presented for each product group exclude equity accounted units, and include the amounts attributable to outside equity shareholders. The classification is consistent with the financial information by business unit data included on pages 4 and 5. However, that information includes the results of equity accounted units and presents different financial measures. Generally this product group structure has regard to the primary product of each business unit, but there are exceptions. For example, the Copper group includes certain gold operations. The classification differs, therefore, from the Commodity analysis which is included on page 17, in which the contributions of individual business units are attributed to several products as appropriate.
(b)	The analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses and investments, and impairment charges, which are excluded from Underlying earnings, as detailed below.
(c)	Disposals of businesses and investments: gains of US$84 million are included within the Iron Ore product group (2004 half year: nil; 2004 full year: nil). Gains of US$11 million are included within the Aluminium product group (2004 half year: US$6 million; 2004 full year: US$4 million). Gains of US$3 million are included within Exploration and evaluation (2004 half year: US$22 million; 2004 full year: US$30 million). For the year ended 31 December 2004, gains of US$64 million were included within the Energy product group (2004 half year: US$3 million loss), US$976 million within the Copper product group (2004 half year: US$744 million) and US$136 million were included in ‘other’ (2004 half year: US$128 million).
(d)	Impairment charges of US$160 million were reported within the Energy product group for the six months ended 30 June 2004. For the year ended 31 December 2004, impairment charges of US$160 million were reported within the Energy product group, and US$398 million within the Copper product group.

16	Rio Tinto 2005 Half year report

Commodity analysis

			Six months	Six months	Year to 31
First half	First half		to 30 June	to 30 June	December
2005	2004		2005	2004	2004
%	%		US$m	US$m	US$m

		Gross turnover
13.0	16.1	Copper	1,227	1,094	2,233
3.9	5.0	Gold (all sources)	370	338	634
24.8	20.0	Iron ore	2,343	1,360	2,931
17.4	18.1	Coal	1,643	1,230	2,709
14.7	16.2	Aluminium	1,383	1,103	2,320
13.1	14.2	Industrial minerals	1,233	967	2,175
4.8	5.4	Diamonds	454	366	744
8.3	5.0	Other products	786	347	784

100.0	100.0		9,439	6,805	14,530

		Net earnings
36.9	35.6	Copper, gold and by-products	831	413	862
30.2	21.7	Iron ore	681	251	565
13.1	13.1	Coal	296	152	416
9.0	14.0	Aluminium	203	162	331
5.7	7.9	Industrial minerals	129	91	256
4.4	7.7	Diamonds	99	90	188
0.7	–	Other products	16	–	25

100.0	100.0		2,255	1,159	2,643

		Exploration and evaluation	(59)	(49)	(128)
		Net interest	(31)	(43)	(69)
		Other items	(78)	(74)	(174)

		Underlying earnings	2,087	993	2,272
		Items excluded from Underlying earnings	78	618	946

		Net earnings	2,165	1,611	3,218

This analysis is strictly by commodity. In this regard it differs from the primary segmental analysis on page 16, and the financial information by Business Unit on pages 4 and 5, both of which are based on the Group’s management structure. The notes to the primary segmental analysis by product group provide further detailed explanation of differences in presentation between the commodity analysis above and the primary segmental analysis.

Geographical analysis (by country of origin)

			Six months	Six months	Year to 31
First half	First half		to 30 June	to 30 June	December
2005	2004		2005	2004	2004
%	%		US$m	US$m	US$m

		Gross turnover
31.5	31.8	North America	2,969	2,161	4,571
50.9	47.1	Australia and New Zealand	4,808	3,202	7,023
6.0	7.7	South America	566	523	1,131
5.3	5.6	Africa	501	383	850
3.2	2.4	Indonesia	299	165	314
3.1	5.5	Europe and other countries	296	371	641

100.0	100.0		9,439	6,805	14,530

		Net earnings
34.2	34.9	North America	724	362	829
51.9	47.5	Australia and New Zealand	1,099	492	1,130
9.2	16.3	South America	195	169	364
2.0	(0.4)	Africa	42	(4)	2
4.4	1.1	Indonesia	93	11	44
(1.7)	0.6	Europe and other countries	(35)	6	(28)

100.0	100.0		2,118	1,036	2,341
		Net interest	(31)	(43)	(69)

		Underlying earnings	2,087	993	2,272
		Items excluded from underlying earnings	78	618	946

		Net earnings	2,165	1,611	3,218

The above analyses include Rio Tinto’s share of the results of jointly controlled entities and associates including interest.
     The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in ‘Net interest’.

Rio Tinto 2005 Half year report	17

Prima facie tax reconciliation

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2005	2004	2004
	US$m	US$m	US$m

Profit before taxation	3,064	1,851	3,778
Deduct: share of net profit of jointly controlled entities and associates	(275)	(276)	(523)

Parent companies’ and subsidiaries’ profit before tax	2,789	1,575	3,255

Prima facie tax payable at UK and Australian rate of 30% (a)	837	473	977

Impact of items excluded from Underlying earnings	(27)	(262)	(290)

Permanent differences relating to:
Other tax rates applicable outside the UK and Australia	(23)	(20)	(33)
Resource depletion and other depreciation allowances	(5)	(14)	(25)
Research, development and other investment allowances	(3)	(2)	(7)
Exchange differences relating to deferred tax balances	–	16	(12)
Other	22	37	3

	(9)	17	(74)

Total taxation charge	801	228	613

(a)	The benefit of ‘other tax rates applicable outside UK and Australia’ includes the effect of the US Alternative Minimum Tax rate of 20 per cent.
(b)	This tax reconciliation relates to the parent companies and subsidiaries. The Group’s share of profit of jointly controlled entities and associates is net of tax charges of US$136 million (2004 half year: US$114 million, 2004 full year: US$262 million).

Other disclosures

Capital commitments
Contractual commitments to acquire fixed assets were US$618 million at 30 June 2005 (at 31 December 2004: US$700 million).

Contingent liabilities
There were no material changes in contingent liabilities or contingent assets during the period.

Share buyback
In May 2005, Rio Tinto Limited bought back 27,294,139 of its own shares from public shareholders at a buy back price of A$36.70 per share. Under a matching buy back agreement, Rio Tinto Limited also bought back 16,367,000 of its shares held by a subsidiary of Rio Tinto plc.

Related party matters
Transactions and balances with jointly controlled entities and associates are included in the lines of the financial statements set out below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2005	2004	2004
Income statement items	US$m	US$m	US$m

Purchases from jointly controlled entities and associates	(606)	(539)	(1,078)
Sales to jointly controlled entities and associates	477	296	692

Balance sheet items	US$m	US$m	US$m

Investments in jointly controlled entities and associates	2,069	1,755	2,016
Loans to jointly controlled entities	170	173	176
Trade and other receivables: amounts due from jointly controlled entities and associates	659	574	672
Trade and other payables: amounts due to jointly controlled entities and associates	(581)	(511)	(601)

Non-adjusting post balance sheet event
On 1 July 2005, Rio Tinto reached agreement with Hancock Prospecting Pty Ltd to purchase a 50 per cent joint venture interest in the Hope Downs iron ore resource.

18	Rio Tinto 2005 Half year report

Reconciliation of 2004 UK GAAP Earnings to 2004 IFRS Earnings

	Six months	Year to 31
	to 30 June	December
	2004	2004
Attributable to Rio Tinto shareholders	US$m	US$m

Net earnings under UK GAAP	1,439	2,813
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	37	77
Post retirement benefits	20	25
Share based payments	(16)	(27)
Deferred tax	4	(7)
Profit on disposal of interests in businesses and investments	269	262
Exchange gains/(losses) on US$ debt and intra-group balances	(89)	80
Mark to market of derivatives	(14)	12
Other	(39)	(17)

Net earnings under IFRS	1,611	3,218

	Six months	Year to 31
	to 30 June	December
	2004	2004
Outside equity shareholders’ interests	US$m	US$m

Profit under UK GAAP	20	(58)
Increase/(decrease) net of tax in respect of:
Post retirement benefits	1	2
Deferred tax	1	–
Exchange gains/(losses) on US$ debt	(9)	12
Other	(1)	(9)

Profit under IFRS	12	(53)

	Six months	Year to 31
	to 30 June	December
	2004	2004
Profit for the period	US$m	US$m

Profit under UK GAAP	1,459	2,755
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	37	77
Post retirement benefits	21	27
Share based payments	(16)	(27)
Deferred tax	5	(7)
Profit on disposal of interests in businesses and investments	269	262
Exchange gains/(losses) on US$ debt	(98)	92
Mark to market of derivatives	(14)	12
Other	(40)	(26)

Profit under IFRS	1,623	3,165

Explanations of the IFRS adjustments affecting both earnings and shareholders’ equity are given on the following pages.

Rio Tinto 2005 Half year report	19

Reconciliation of 2004 shareholders’ equity under UK GAAP to 2004 shareholders’ equity under IFRS

Attributable to Rio Tinto shareholders	31 December 2004 US$m	30 June 2004 US$m	1 January 2004 US$m

Under UK GAAP	12,584	10,685	10,037
Increase/(decrease) net of tax in respect of:
Deferred tax	(899)	(806)	(885)
Post retirement benefits	(764)	(613)	(659)
Dividends	626	433	469
Exchange differences on capital expenditure hedges	162	132	93
Goodwill	74	36	–
Mark to market of derivative contracts	99	73	139
Other	(5)	(26)	6

Under IFRS	11,877	9,914	9,200

Outside equity shareholders’ interests	31 December 2004 US$m	30 June 2004 US$m	1 January 2004 US$m

Under UK GAAP	936	934	1,003
Increase/(decrease) net of tax in respect of:
Deferred tax	(114)	(102)	(108)
Post retirement benefits	(91)	(58)	(66)
Other	(17)	(9)	(6)

Under IFRS	714	765	823

Total equity	31 December 2004 US$m	30 June 2004 US$m	1 January 2004 US$m

Under UK GAAP	13,520	11,619	11,040
Increase/(decrease) net of tax in respect of:
Deferred tax	(1,013)	(908)	(993)
Post retirement benefits	(855)	(671)	(725)
Dividends	626	433	469
Exchange differences on capital expenditure hedges	162	132	93
Goodwill	74	36	–
Mark to market of derivative contracts	102	73	139
Other	(25)	(35)	–

Under IFRS	12,591	10,679	10,023

Items affecting the UK GAAP to IFRS reconciliations
The Group’s transition date for IFRS was 1 January 2004. The principal differences between UK GAAP and IFRS were described in detail in the IFRS restatement released on 5 May 2005. A summary of these differences is given below.

Reversal of goodwill amortisation
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, ceased under IFRS. The carrying value of goodwill is subject to annual impairment reviews.

Post-retirement benefits
Under UK GAAP, the Group applied SSAP 24, Accounting for Pension Costs under which post retirement benefit surpluses and deficits were spread over the expected average remaining service lives of relevant current employees. Under IAS 19 the basis of calculating the surplus or deficit differs from SSAP 24. In addition, IAS 19 permits three alternative ways in which the surplus or deficit can be recognised. The Group has chosen to recognise actuarial gains and losses directly in shareholders’ equity via the Statement of Recognised Income and Expense (SORIE). The annual service cost and net financial income on the assets and liabilities of the Group’s post retirement benefit plans are recognised through Net Earnings.

Share based payments
Under UK GAAP, no cost was recognised in respect of the Group’s share option schemes. IFRS requires the economic cost of share option plans to be recognised by reference to fair value on the grant date, and charged to the Income Statement over the expected vesting period.

Deferred tax on fair value adjustments arising on acquisitions
IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill. The profit under IFRS will benefit as the additional deferred tax provisions on upward revaluations of non-monetary items, on which no deferred tax was provided under UK GAAP, are released to the Income Statement in line with the amortisation of the related fair value adjustments.
     For acquisitions prior to 1 January 2004, the increase in deferred tax provisions was reflected as a reduction in opening shareholders’ equity. For acquisitions after 1 January 2004, these additional deferred tax provisions will be offset by increases to the value of goodwill or other acquired assets.

Deferred tax on unremitted earnings
Under UK GAAP, tax was only provided on unremitted earnings to the extent that dividends were accrued or if there was a binding agreement for the distribution of earnings at the reporting date. Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associated companies, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future.

Deferred tax related to closure costs
Under IFRS, deferred tax is not provided on the depreciation of capitalised closure costs, except to the extent that the capitalised amount was first recognised in accounting for an acquisition.

20	Rio Tinto 2005 Half year report

Profits on disposal of subsidiaries, joint ventures, associates and undeveloped properties
In 2004, the majority of additional profit on disposals under IFRS arose because under UK GAAP goodwill that had been eliminated against reserves at the time of the acquisition was reinstated and charged against earnings at the time of disposal. Such reinstatement does not apply under IFRS.

Exchange differences on net debt
The Group finances its operations primarily in US dollars. A substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Under IFRS, exchange gains and losses relating to US dollar debt and certain intragroup financing balances are included in the Group US dollar Income Statement, whereas under UK GAAP they were taken to reserves.

Mark to market of derivative contracts
Some derivative contracts that qualified for hedge accounting under UK GAAP do not qualify for hedge accounting under IFRS, for example because the instrument is not located in the operation which carries the exposure. These contracts are marked to market under IFRS, thereby giving rise to charges or credits to the income statement in periods before the hedged transaction is recognised.

Dividends
Under IFRS, dividends that do not represent a present obligation at the reporting date are not included in the balance sheet. Hence, the Companies’ proposed dividends are not recognised in the Group accounts until the period in which they are declared by the directors or approved by shareholders.

Subsidiaries, joint ventures and associates
The basis for determining the presentation of partially owned operations in the Group’s financial statements differs in certain respects between IFRS and UK GAAP. The Group has decided to adopt equity accounting for all jointly controlled entities.

Material adjustments to the cash flow statement
The pre-tax cash flows from operations for the six months to 30 June 2004, and for the year ended 31 December 2004, including dividends from equity accounted joint ventures and associates, were similar to those under UK GAAP. Some operations equity accounted under UK GAAP are proportionately consolidated under IFRS, and vice-versa, with the effect that the increase in cash flow from subsidiary operations is largely offset by lower reported dividends from equity accounted joint ventures and associates.
    In accordance with IAS 7 ‘Cash flow statements’, cash equivalents include certain bank deposits with a maturity of greater than 24 hours. These were previously shown as current asset investments, as they did not fall within the definition of cash according to FRS 1 ‘Cash flow statements’, under which only deposits having a maturity of not more than 24 hours may be classified as cash.

Rio Tinto 2005 Half year report	21

Accounting principles

Accounting policies adopted under IFRS
The basis of preparation and accounting policies used in preparing the interim accounts for the six months ended 30 June 2005 are set out below. The basis of preparation describes how IFRS has been applied under IFRS 1, the assumptions made by the Group about the Standards and Interpretations expected to be effective, and the policies expected to be adopted, when the Group issues its first complete set of IFRS financial statements for the year ending 31 December 2005. The basis of preparation and accounting policies, including the exemptions applied under IFRS 1 are consistent with those disclosed in the Group’s 2004 IFRS restatement published on 5 May 2005, as amended for the adoption of IAS 32 ‘Financial instruments: disclosure and presentation’, IAS 39 ‘Financial instruments: recognition and measurement’ and IFRS 5 ‘Non-current assets held for sale and discontinued operations’ from 1 January 2005.
      However, the basis of preparation and accounting policies may require adjustment before the Group issues its first complete set of IFRS financial statements. Standards currently in issue and endorsed by the EU are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’), and further Standards may be issued by the International Accounting Standards Board (‘IASB’) that will be adopted by the Group in its first complete set of IFRS financial statements for the year ending 31 December 2005. Also, the directors have assumed that the Group’s first complete set of IFRS financial statements will be able to reflect certain Standards and Interpretations currently in issue which have yet to be endorsed by the EU.
      Additionally, IFRS is currently being applied in a large number of countries for the first time. Due to a number of new and revised Standards included within IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve.
      At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied in the Group’s first complete set of IFRS financial statements for the year ending 31 December 2005 may be subject to change.

Basis of preparation
Except as described below, the interim accounts for the six months ended 30 June 2005 have been prepared on the basis of all IFRS Standards and Interpretations published by 31 December 2004, and are prepared in accordance with IAS 34, ‘Interim financial reporting’. The 2004 comparative financial information has also been prepared on this basis, with the exception of certain standards, details of which are given below, for which comparative information has not been restated.
      A number of IFRS Standards and Interpretations are not yet mandatory but can be adopted early under their respective transition arrangements. The Group has early adopted IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’. These Standards and Interpretations have not yet been endorsed by the EU.
      The Group has not applied the pronouncement IFRIC 4 ‘Determining whether an arrangement contains a lease’ for which adoption is not mandatory until the year ending 31 December 2006 and which has not yet been endorsed by the EU.
      The Group is currently evaluating the impact of this pronouncement and may decide to adopt it in the year ending 31 December 2005, assuming it is endorsed by the EU, in which case the information included in these interim accounts will need to be restated.
      The Group’s transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. In preparing the IFRS financial information, these transition rules have been applied to the amounts reported previously under generally accepted accounting principles in the United Kingdom (‘UK GAAP’). IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. Rio Tinto has applied the following exemptions:

–	The Group has elected to adopt IAS 32, IAS 39 and IFRS 5 with effect from 1 January 2005, with no restatement of comparative information for 2004. Accounting policy notes b), e) and i) explain the treatment of non-current assets held for sale prior to and after adopting IFRS 5. Accounting policy note p) explains the basis of accounting for financial instruments pre and post 1 January 2005.
–	The Group has applied IFRS 2 ‘Share-based Payment’ to all share-based payments which had not vested at 1 January 2004, the date chosen by the Group as the effective date for application of IFRS 2.
–	The Group has not restated business combinations that occurred before the date of transition to comply with IFRS 3 ‘Business Combinations’. This means that:
	–	The 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure continues to be accounted for as a merger.
	–	Additional deferred tax provisions recognised in respect of upward revaluations of non-monetary assets held by previously acquired entities have been recognised as a reduction of shareholders’ equity on the date of transition.
–	The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

In respect of the comparative financial information disclosed, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.

(a) Accounting convention
The financial information included in the interim accounts for the six months ended 30 June 2005, and for the related comparative periods, has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts as set out in the notes below.

(b) Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Group’) and their respective subsidiaries.

Subsidiaries: Subsidiaries are entities over which the Group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Group owns more than one half of the voting rights (which does not always equate to percentage ownership) unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the parent and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as ‘Attributable to outside equity shareholders’ interests’ on the consolidated balance sheet and consolidated income statement.

Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it is actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the consent of more than one venturer. The Group has two types of joint ventures:

22	Rio Tinto 2005 Half year report

Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method.

Jointly controlled assets (‘JCAs’): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group’s financial statements under the appropriate headings.

Acquisitions: The results of businesses acquired during the year are brought into the consolidated financial statements from the date of acquisition.

Disposals: From 1 January 2005, individual non-current assets or ‘disposal groups’ (ie groups of assets and the liabilities directly associated with the assets to be disposed of) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
–	the sale is highly probable.

Disposal groups held for sale are carried at the lower of their pre-existing carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively.
     The results of disposal groups classified as held for sale are included in the consolidated financial statements for the period up to the date of classification as held for sale. Where a disposal group (or group of disposal groups) classified as held for sale represents a separate major line of business or geographical area of operations, and is part of a single co-ordinated plan of disposal or is a subsidiary acquired exclusively with a view to resale, it is classified as a discontinued operation and the net results attributable to the disposal group (or group of disposal groups) are shown separately.
     For a disposal group held for sale which continues to be carried at its pre-existing carrying amount, the profit on disposal, calculated as net sales proceeds less the pre-existing carrying amount, is recognised in the income statement in the period during which completion of the sale takes place. Where the fair value less costs to sell of a disposal group is lower than the pre-existing carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale.
     Prior to 1 January 2005, the results of businesses sold during the year were included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal were calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which had been sold.

(c) Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as turnover where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs.
      Turnover excludes any applicable sales taxes. Mining royalties are presented as an operating cost. Gross turnover shown in the income statement includes the Group’s share of the turnover of equity accounted JCEs and associates. By-product revenues are included in turnover.
A large proportion of Group production is sold under medium to long term contracts, but turnover is only recognised on individual sales when persuasive evidence exists indicating that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;
–	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;
–	the amount of revenue can be measured reliably;
–	it is probable that the economic benefits associated with the sale will flow to the Group;
–	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances turnover is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer’s premises.
      The turnover from sales of many products is subject to adjustment based on an inspection of the product by the customer. In such cases, turnover is initially recognised on a provisional basis using the Group’s best estimate of contained metal. Any subsequent adjustments to the initial estimate of metal content are recorded in turnover once they have been determined.
     Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Turnover is initially recognised when the conditions set out above have been met, using market prices at that date. At each reporting date the provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract until the quotational period expires. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
     From 1 January 2005, under IAS 39, the marking to market of provisionally priced contracts is recorded as an adjustment to operating costs. Prior to 1 January 2005, the marking to market was recorded as an adjustment to turnover.

(d) Currency translation
The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For most entities, this is the local currency of the country in which it operates. Transactions other than those in the functional currency of the entity are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
      On consolidation, income statement items are translated into US dollars, which is the Group’s presentation currency, at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are dealt with through reserves.
     Exchange gains and losses which arise on balances between Group entities are taken to reserves where that balance is, in substance, part of a parent’s net investment in its subsidiary.
     The Group finances its operations primarily in US dollars and a substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located.
     Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e) Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill on acquisition of subsidiaries and JCAs is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted entities.

Rio Tinto 2005 Half year report	23

Accounting principles continued

In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS. Goodwill on the Group’s opening IFRS balance sheet in respect of acquisitions prior to 1 January 2004 is therefore stated at its carrying amount on that date under UK GAAP.
      Goodwill is not amortised; rather it is tested annually for impairment and, under IFRS 1, was reviewed for impairment at the transition date. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing.
     Finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis as appropriate. From 1 January 2005, finite life intangible assets held for sale, or included within a disposal group held for sale, are not amortised. In accordance with the accounting requirements for disposal groups, intangible assets held for sale are carried at the lower of their pre-existing carrying amount and fair value less costs to sell, and are presented separately on the face of the balance sheet.

(f) Exploration and evaluation
The Group has continued its UK GAAP policy for the recognition and measurement of exploration and evaluation expenditure, in accordance with IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’.
Exploration and evaluation expenditure comprises costs which are directly attributable to:
–	researching and analysing existing exploration data;
–	conducting geological studies, exploratory drilling and sampling;
–	examining and testing extraction and treatment methods; and
–	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.
      Capitalisation of exploration expenditure commences on acquisition of a beneficial interest or option in mineral rights.
      Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. Full provision is made for impairment unless there is a high degree of confidence in the project’s viability. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are written off.
      When it is decided to proceed with development, any impairment provisions raised in previous years are reversed to the extent that the relevant costs are expected to be recovered. If the project proceeds to development, the amounts included within intangible assets are transferred to property, plant and equipment.

(g) Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’. This includes costs incurred in preparing the site for mining operations, including stripping costs (see below). Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h) Deferred stripping
As noted above, stripping (ie overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation. These may relate to a discrete section of the ore body, for example.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within ‘Mining properties and leases’. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proven and probable reserves of the operation.
     In some operations, there are distinct periods of new development during the production stage of the mine. The new development will be characterised by a major departure from the life of mine stripping Ratio. Excess stripping costs during such periods are deferred and charged against reported profits in subsequent periods on a units of production basis.
     If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
     Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
     Amortisation of deferred stripping costs is included in depreciation of ‘Property, plant and equipment’ or in the Group’s share of the results of its equity accounted operations, as appropriate. Changes to the life of mine stripping Ratio are accounted for prospectively.

(i) Depreciation and impairment
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Buildings	10 to 40 years
Plant and equipment	3 to 35 years
Land	Not depreciated

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves (and, for some mines, mineral resources). Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.
     From 1 January 2005, property, plant and equipment held for sale, or which is part of a disposal group held for sale, is not depreciated. Property, plant and equipment held for sale is carried at the lower of its pre-existing carrying amount and fair value less costs to sell, and is presented separately on the face of the balance sheet.

24	Rio Tinto 2005 Half year report

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group’s share of the assets held by associates and joint ventures as well as the assets held by the Group itself. In addition, from 1 January 2005, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale.
When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) or ‘fair value less costs to sell’. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. Future cash flows are based on:
–	estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
–	future production levels;
–	future commodity prices (assuming the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years); and
–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

IAS 36 ‘Impairment of assets’ includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure. When calculating ‘value in use’, it also requires that calculations should be based on exchange rates current at the time of the assessment.
     For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. These estimates are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36.
     The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

(j) Determination of ore reserves
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs.
     In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

(k) Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments and are subject to formal review at regular intervals.
     The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost. Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance sheet date. All other costs of continuous rehabilitation are charged to the income statement as incurred.
     Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost.

(l) Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out (‘FIFO’) basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. For this purpose the costs of production include:
–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non-current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

(m) Deferred tax
Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:
–	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination. Furthermore, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and
–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

(n) Employee benefits
For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the Statement of Recognised Income and Expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.
     Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations as appropriate.
     The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.
     The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Rio Tinto 2005 Half year report	25

Accounting principles continued

(o) Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, and bank overdrafts which are repayable on demand.

(p) Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in the Financial Review on page 35 of the Group’s 2004 Annual Report and financial statements. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.
      The Group has adopted IAS 39 from 1 January 2005. A further description of the accounting for each class of financial instrument is given below. Adjustments have been made to the opening balance sheet at 1 January 2005 for the adoption of IAS 39; these are shown separately in the Group statement of changes in equity.

Fair value: This is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group’s cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

Borrowings: From 1 January 2005, borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, or are adjusted to reflect movements in the fair value of amounts designated as hedged items. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Prior to 1 January 2005, borrowings were stated at amortised cost.
     Borrowings backed by medium term facilities are classified as non-current borrowings.

Investments: The Group has certain investments in companies that are not subsidiaries, associates or joint ventures. From 1 January 2005, these investments are classed as ‘available for sale’. Such investments are held at fair value with unrealised gains and losses recognised in equity until the investment is disposed of. Impairment charges and exchange gains and losses on such investments are recognised directly in the income statement. Prior to 1 January 2005, these investments were accounted for at cost less provisions for diminution in value.

Derivative financial instruments and hedge accounting
From 1 January 2005, all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair value of the derivative is shown separately in the balance sheet as there is no legal right of offset.
–	Cash flow hedges: The effective portions of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance, when the forecast sale that is being hedged takes place).

–	Derivatives that do not qualify for hedge accounting: Certain derivative contracts entered into by the Group in respect of its recognised assets or liabilities, firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar are not located in the entity with the exposure. Such contracts, and any other derivative contracts that do not qualify for hedge accounting are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement. In respect of other derivatives, the mark to market will give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised.

–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Prior to 1 January 2005, derivative financial instruments were accounted for as follows:
–	Amounts receivable and payable in respect of interest rate swaps were recognised as adjustments to net interest over the life of the contract.
–	Derivative contracts which had been entered into by the Group in respect of its firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar, and which were located in the entity with the exposure, were accounted for as hedges: gains and losses were deferred and subsequently recognised when the hedged transaction occurred. Where such contracts were not located in the entity with the exposure they were fair valued at the balance sheet date. This gave rise to charges or credits to the income statement in periods before the transaction against which the derivative was held as an economic hedge was recognised.
–	Where contracts and financial instruments contained embedded derivatives under IAS 39, the derivative element was not treated as a separate derivative.
–	Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities were matched against the losses or gains on the hedged items in the income statement. Where currency swaps were held with different counterparties to the underlying borrowing the fair value of the swaps was shown separately in the balance sheet as there was no legal right of offset.

(q) Share based payments
Most of the Group’s share based payment plans are settled by the issue of shares by the relevant parent company. The fair value of the share plans is recognised as an expense over the expected vesting period. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). When market prices are not available, the Group uses fair values provided by independent actuaries based on an actuarial binomial model.
     Non-market based vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

(r) Taxation for interim periods
The income tax expense for the interim period is accrued using the tax rate that would be applicable to expected total annual profit.

26	Rio Tinto 2005 Half year report

Prior year financial information

Financial information for the year to 31 December 2004 and for the half year to 30 June 2004 presented as comparative figures in this report, has been restated in accordance with International Financial Reporting Standards and on the basis set out in the Accounting principles section of this report. This ‘IFRS restated’ information was first published in a News release issued on 5 May 2005.
     The IFRS restated information for the year to 31 December 2004 was derived by restatement of information extracted from the full financial statements prepared under United Kingdom generally accepted accounting principles (“UK GAAP”) on the historical cost basis. These full financial statements under UK GAAP were filed with the Registrar of Companies and the Australian Securities and Investments Commission.
     The Auditors’ report on the full financial statements under UK GAAP for the year ended 31 December 2004 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).
In addition to the restatement to IFRS of UK GAAP financial information reported in the Group’s full financial statements for the year ended 31 December 2004 and half year report for the period ended 30 June 2004, the comparatives presented in this report have been modified as follows:
–	Turnover has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs. This has no effect on shareholders’ equity, profit for the period, Net earnings or Underlying earnings;
–	The presentation of performance by business unit has been amended to reflect changes in management responsibilities. Rio Tinto Brasil is reported as part of the Iron Ore product group and Kennecott Land is reported in ‘other operations’. Both were previously reported as part of the Copper product group. Reflecting the new management structure implemented in 2004, the results of Coal & Allied are combined with those of Rio Tinto Coal Australia. In line with its obligations as a listed company, Coal & Allied Industries Limited will continue to report its results separately.
–	Certain items previously reported as ‘central items’ within the financial information by Business Units have now been allocated to the Business Units to which they relate.

Directors’ declaration

In the directors’ opinion:
The financial statements and notes have been prepared in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission dated 26 July 2005) using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.
     The financial statements and notes give a true and fair view of the state of affairs of the Rio Tinto Group at 30 June 2005 and of the profit and cash flows of the Group for the half year then ended.
     There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc, has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

G R Elliott
Finance director
3 August 2005

Auditor’s independence declaration

As lead auditor for the review of Rio Tinto Limited for the half year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:
(a)	no contraventions of the auditor independence requirements of the Companies Act 2001 in relation to the review; and
(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

John O’Connor
Partner

PricewaterhouseCoopers
Perth
3 August 2005

Rio Tinto 2005 Half year report	27

Notes to financial information by business unit

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates.
(b)	EBITDA of subsidiaries and the Group’s share of, jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(d)	Rio Tinto sold its 51 per cent interest in Morro do Ouro on 31 December 2004.
(e)	Includes Rio Tinto’s interests in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(f)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture referred to below.
(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(h)	During July 2004, Rio Tinto sold its interests in Somincor and Zinkgruvan.
(i)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.
(j)	Certain items, which were reported in the 2004 financial statements as central items have been allocated to the Business Units to which they relate.
(k)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(l)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation and amortisation charge.
(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For jointly controlled entities and associates, Rio Tinto’s net investment is shown.

Independent review report to Rio Tinto plc and Rio Tinto Limited (“the Companies”)

Introduction
We have been instructed by the Companies to review the financial information of the Rio Tinto Group (comprising the Companies and their subsidiaries) for the six months ended 30 June 2005 which comprises the Group interim balance sheet as at 30 June 2005, the Group interim statements of income, cash flows and changes in shareholders’ equity for the six months then ended and the related notes (including the financial information by Business Unit). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors of the Companies. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 26 July 2005.
     As disclosed in notes to the financial information, the next annual financial statements of the Rio Tinto Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with International Accounting Standard 34, ‘Interim financial reporting’.
     The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. This financial information has been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (3 August 2005). The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Rio Tinto plc for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 26 July 2005 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Perth
3 August 2005	3 August 2005
in respect of Rio Tinto plc	in respect of Rio Tinto Limited

28	Rio Tinto 2005 Half year report

Summary financial data in Australian dollars, Sterling and US dollars

Six months	Six months	Six months	Six months		Six months	Six months	Year to 31
to 30 June	to 30 June	to 30 June	to 30 June		to 30 June	to 30 June	December
2005	2004	2005	2004		2005	2004	2004
A$m	A$m	£m	£m		US$m	US$m	US$m

12,258	9,206	5,048	3,734	Gross turnover (including share of equity accounted units)	9,439	6,805	14,530

3,979	2,504	1,639	1,016	Profit before taxation	3,064	1,851	3,778

2,710	1,342	1,116	546	Underlying earnings *	2,087	993	2,272

2,812	2,179	1,158	884	Net earnings attributable to Rio Tinto shareholders	2,165	1,611	3,218

204.7c	158.0c	84.3p	64.1p	Earnings per ordinary share	157.6c	116.8c	233.3c

197.4c	97.4c	81.3p	39.5p	Underlying earnings per ordinary share *	152.0c	72.0c	164.8c

				Dividends per share to Rio Tinto shareholders
58.29c	44.68c	23.94p	18.68p	– paid	45.0c	34.0c	66.0c
50.56c	45.53c	21.75p	17.54p	– proposed	38.5c	32.0c	45.0c

2,292	2,176	944	885	Cash flow before financing activities	1,765	1,610	2,799

(4,541)	(6,599)	(1,907)	(2,522)	Net debt	(3,451)	(4,553)	(3,809)

16,503	14,368	6,929	5,490	Equity attributable to Rio Tinto shareholders	12,542	9,914	11,877

* Underlying earnings for the six months to 30 June 2005 are stated after excluding items totalling US$78 million (Full year 2004: US$946 million, half year 2004: US$618 million), which are analysed on page 15.
The financial data above have been extracted from the primary financial statements set out on pages 11 to 14. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate. For further information on these exchange rates, please see below.

Metal prices and exchange rates

	Six months	Six months		Year to 31
	to 30 June	to 30 June	Change	December
	2005	2004	1H05 v 1H04	2004

Metal prices – average for the period
Copper – US cents/lb	151c	125c	21%	130c
Aluminium – US cents/lb	84c	75c	12%	78c
Gold – US$/troy oz	US$427	US$401	6%	US$409

Average exchange rates in US$
Sterling	1.87	1.82	3%	1.83
Australian dollar	0.77	0.74	4%	0.73
Canadian dollar	0.81	0.75	8%	0.77
South African rand	0.160	0.150	7%	0.155

Period end exchange rates in US$
Sterling	1.81	1.81	(0%)	1.93
Australian dollar	0.76	0.69	10%	0.78
Canadian dollar	0.81	0.74	9%	0.83
South African rand	0.150	0.160	(6%)	0.177

The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Circulation to shareholders

This report will be circulated to shareholders
and is available on the Rio Tinto website.

Rio Tinto Limited and Rio Tinto plc operate as one business	Rio Tinto plc	Rio Tinto Limited
organisation, referred to in this report as Rio Tinto, the Rio Tinto	6 St James’s Square	55 Collins Street
Group or, more simply, the Group. These collective expressions	London SW1Y 4LD	Melbourne 3000
are used for convenience only since both Companies, and the	(Registered office)	(Registered office)
individual companies in which directly or indirectly own	Registered in England	Incorporated in Victoria
investments, are separate and distinct legal entities.	No 719885	ACN 004 458 404
	Telephone +44 (0)20 7930 2399	Telephone +61 (0)3 9283 3333
Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press on
European paper made from chlorine free renewable pulp.
Cover picture of Trent 900 engine by courtesy of Rolls-Royce plc.
© Rio Tinto plc and Rio Tinto Limited.